EXHIBIT 18

October 30, 2014

Commercial Metals Company
6565 North MacArthur Blvd
Suite 800
Irving, Texas 75039

Dear Sirs/Madams:

We have audited the financial statements of Commercial Metals Company as of August 31, 2014 and 2013, and for each of the three years in the period ended August 31, 2014, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated October 30, 2014 which expresses an unqualified opinion. Note 2 to such financial statements contains a description of your change in accounting principle during the year ended August 31, 2014 in the inventory costing method used by the International Mill segment from first in, first out method to the weighted average cost method. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ Deloitte & Touche LLP

Dallas, Texas